SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
SCHEDULE 13D
(Rule 13d-101)
Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And
Amendments Thereto Filed Pursuant To Rule 13d-2(A)
(Amendment No. 3)*
Ideation Acquisition Corp.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
451665 10 3

(CUSIP Number)
Ideation Acquisition Corp.
1105 N. Market Street, Suite 1300
Wilmington, Delaware 19801
(310) 694-8150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 16, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451665 10 3	Page	2	of	7

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,494,400*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,494,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,400*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Frost Gamma owns 3,494,400 shares (including 1,531,600 warrants and options “as converted”).

CUSIP No.	451665 10 3	Page	3	of	7

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,494,400*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,494,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,400*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
* Frost Gamma owns 3,494,400 shares (including 1,531,600 warrants and options “as converted”).

CUSIP No.	451665 10 3	Page	4	of	7

1	NAMES OF REPORTING PERSONS The Frost Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	451665 10 3	Page	5	of	7
     This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008 and Amendment No. 2 to the Schedule 13D filed on April 13, 2009 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”) and The Frost Group, LLC (“Frost Group”). This Amendment is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by the Reporting Persons and Frost Group (Exhibit 99.6 to Amendment No. 2 to the Schedule 13D filed on April 13, 2009 is hereby incorporated by this reference.)
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended by adding the following paragraphs to the end of the item:
     Gamma Trust acquired, in the open market, an aggregate of 305,600 Shares of Common Stock, for investment purposes, in five separate transactions on April 16, 2009, April 17, 2009 and April 20, 2009 as follows: (1) 2,700 shares on April 16, 2009 at $7.72 per share, (2) 50,000 warrants on April 17, 2009 at $0.37 per warrant, (3) 241,000 shares on April 17, 2009 at $7.72 per share, (4) 300 shares on April 17, 2009 at $7.70 per share and (5) 11,600 warrants on April 20, 2009 at $0.35 per warrant. The source of funds used in all five transactions consists of working capital of Gamma Trust.
Item 4. Purpose of Transaction.
     Item 4 is deleted in its entirety and replaced with the following text:
     (a) In connection with the proposed redomestication and business combination described in the Agreement and Plan of Merger, Conversion and Share Exchange dated March 31, 2009 (the “Share Exchange Agreement”) by and among Ideation, ID Arizona Corp., SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, and Shanghai Jingli Advertising Co. Ltd., and certain shareholders and warrantholders of SearchMedia International Limited, Ideation will schedule a special meeting of its stockholders to vote upon the redomestication and business combination and other proposals. Ideation plans to complete a short-form merger pursuant to which it will merge with and into ID Arizona Corp. (“ID Arizona”) with ID Arizona surviving the merger. After the short-form merger, ID Arizona will become a Cayman Islands exempted company, SearchMedia Holdings Limited, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The merger, conversion and continuation discussed above is referred to as the redomestication. The redomestication will change Ideation’s domicile from Delaware to the Cayman Islands. After the redomestication, shareholders, warrantholders and option holders of SearchMedia International Limited will receive similar securities of SearchMedia Holdings Limited in a series of transactions referred to as the business combination. Commencing on April 1, 2009 and continuing until no later than 4:30 p.m. Eastern standard time on the day that is two business days before the Ideation stockholders’ special meeting, Frost Group, through itself, its affiliates or others, will purchase and/or enter into contracts (“Forward Contracts”) to purchase shares of Ideation common stock in the open market or in privately negotiated transactions up to an expenditure of $18.25 million. Such purchases must be made at a time when the Reporting Persons are not in possession of material nonpublic information concerning Ideation or its securities. As the purchases hereunder were made at a time when the Reporting Persons were not in possession of material nonpublic information, this condition to the purchases was satisfied. The Reporting Persons will acquire the shares of common stock to increase the likelihood of the satisfaction of the requirements that the holders of a majority of the Ideation initial public offering shares (“IPO Shares”) present in person or represented by proxy and entitled to vote on a business combination vote in Ideation’s favor and that holders of fewer than 30% of the IPO Shares vote against a business combination and demand conversion of their IPO Shares into cash where it appears that such requirements would otherwise not be met. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock or warrants which they now own or may hereafter acquire.
     (b) See Item 4(a) above.
     (c) See Item 4(a) above.
     (d) As a stockholder in Ideation, the Reporting Persons will be asked to vote upon a proposal to eliminate the classified board currently authorized in the Ideation Certificate of Incorporation. The Reporting Persons will also be asked to vote on proposals to approve the Share Exchange Agreement and related transactions. Upon the consummation of the business combination proposed in the Share Exchange Agreement, the SearchMedia Holdings Limited board of directors will consist of nine directors, of which the SearchMedia International Limited shareholders will designate five directors and the Ideation representative will designate four directors. Of the five directors and four directors designated respectively, at least four and two, respectively, shall be “independent directors” as defined in the rules and regulations of the NYSE Amex LLC, formerly known as the American Stock Exchange (the “NYSE Amex”).
     (e) As a stockholder in Ideation, the Reporting Persons will be asked to vote upon the proposal to approve the authorization in SearchMedia Holdings Limited’s Memorandum of Association of 1,000,000,000 ordinary shares, as compared to 51,000,000 shares of capital stock currently authorized in Ideation’s Certificate of Incorporation.
     (f) See Item 4(a) above.
     (g) See Item 4(a), (b) and (e) above.
     (h) Upon consummation of the transactions related to the Share Exchange Agreement, Ideation intends to reapply to the NYSE Amex in order for the ordinary shares, warrants and units of SearchMedia Holdings Limited to maintain their listing on the NYSE Amex. It is unclear, in the event the business combination is consummated, whether SearchMedia Holdings Limited will meet the requirements for continued listing.
     (i) This subsection of Item 4 is not applicable.
     (j) This subsection of Item 4 is not applicable.
Item 5. Interest in Securities of the Issuer.
     Item 5 is deleted in its entirety and replaced with the following text:
     (a) The Reporting Persons are the beneficial owners of 3,494,400 shares of Common Stock of the Issuer., representing 24.9% of the Issuer’s Common Stock This figure includes the right to acquire 1,531,600 shares of Common Stock pursuant to 1,531,600 Warrants held by the Reporting Persons, each convertible into one share of Common Stock. The percentage of beneficial ownership is based upon 14,031,600 shares of Common Stock outstanding as of March 31, 2009, including the 1,531,600 shares of Common Stock which the Reporting Persons have the right to acquire pursuant to the Warrants or Options. As described in Item 4 of Amendment No. 2 to the Schedule 13D and in the proxy statement/prospectus of the Issuer dated March 31, 2009, as the same may be amended or supplemented, the Reporting Persons and/or Frost Group may purchase shares of common stock up to an aggregate value of $18.25 million.
     (b) Each of the Reporting Persons has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 3,494,400 shares of Common Stock of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Gamma Trust is the controlling member of Frost Group. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust, and Gamma Trust may be deemed to be the beneficial owner of the shares held by Dr. Frost.

CUSIP No.	451665 10 3	Page	6	of	7
     The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (c) Transactions in the Issuer’s securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security

04/16/09	2,700 Shares of Common Stock	Open Market Purchase	$7.72 per Share

04/17/09	50,000 Warrants	Open Market Purchase	$0.37 per Warrant

04/17/09	241,000 Shares of Common Stock	Open Market Purchase	$7.72 per Share

04/17/09	300 Shares of Common Stock	Open Market Purchase	$7.70 per Share

04/20/09	11,600 Warrants	Open Market Purchase	$0.35 per Warrant
     (d)-(e) Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
Dated: April 30, 2009	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

THE FROST GROUP, LLC
Dated: April 30, 2009	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President